CORPORATE & SHAREHOLDER SERVICES

August 22, 2008

British Columbia Securities Commission

Alberta Securities Commission

Saskatchewan Securities Commission

Manitoba Securities Commission

Ontario Securities Commission

Autorité des Marchés Financiers

Government of New Brunswick, Securities Administration Branch

Nova Scotia Securities Commission

Securities Commission of Newfoundland & Labrador

Prince Edward Island, Dept. of Community Affairs & Attorney General

Government of Yukon, Registrar of Securities

Government of the Northwest Territories, Registrar of Securities

Government of Nunavut, Registrar of Securities

TSX Venture Exchange

Dear Sirs:

Subject:  Energy Exploration Technologies Inc. (the “Corporation”)

   Notice of Meeting and Record Date

We are pleased to confirm the following information with respect to the Corporation’s upcoming Annual General meeting of shareholders:

Meeting Date:	October 23, 2008
Record Date for Notice:	September 18, 2008
Record Date for Voting:	September 18, 2008
Beneficial Ownership Determination Date:	September 18, 2008
Class of Securities Entitled to Receive Notice:	Common shares
Class of Securities Entitled to Vote:	Common shares
ISIN Number:	CA29267E1060
Meeting Location:	Calgary, AB

In accordance with applicable securities regulations we are filing this information with you in our capacity as agent of the Corporation.

Yours truly,

OLYMPIA TRUST COMPANY

signed “Dan Young”

Dan Young

Corporate Administrator

Corporate & Shareholder Services

Direct Dial: (403) 261-8467

cc:  CDS & Co.

HEAD OFFICE: 2300, 125 – 9th Avenue SE, Calgary, AB  T2G 0P6  (403) 261-0900

460 Sun Life Place, 10123 – 99th Street, Edmonton, AB  T5J 3H1     . (780) 702-1270

1900, 925 West Georgia Street, Vancouver, BC  V6C 3L2  (604) 484-8637